SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 March 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Director/PDMR Shareholding dated 27 February 2017
99.2	Director/PDMR Shareholding dated 27 February 2017
99.3	Director/PDMR Shareholding dated 01 March 2017
99.4	Director/PDMR Shareholding dated 01 March 2017
99.5	Total Voting Rights dated 01 March 2017
99.6	Director/PDMR Shareholding dated 06 March 2017
99.7	Director/PDMR Shareholding dated 06 March 2017
99.8	Director/PDMR Shareholding dated 13 March 2017

Exhibit No: 99.1

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 22 February 2017 the following shares were transferred, pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings, to the following PDMRS:

Name of PDMR	Number of shares transferred
Richard Solomons	21,481
Paul Edgecliffe-Johnson	11,793
Keith Barr	9,005
Angela Brav	7,987
Federico Lalatta Costerbosa	4,418
Yasmin Diamond	3,189
Elie Maalouf	9,383
Kenneth Macpherson	7,868
Eric Pearson	10,575
Jan Smits	15,016
George Turner	7,842

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Solomons
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	21,481
d)	Aggregated information - Aggregated volume - Price - Aggregated total	21,481 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	11,793
d)	Aggregated information - Aggregated volume - Price - Aggregated total	11,793 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Commercial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	9,005
d)	Aggregated information - Aggregated volume - Price - Aggregated total	9,005 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Angela Brav
2	Reason for the notification
a)	Position/status	Chief Executive, Europe
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	7,987
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,987 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Federico Lalatta Costerbosa
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Strategy and Corporate Development
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,418
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,418 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,189
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,189 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, The Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	9,383
d)	Aggregated information - Aggregated volume - Price - Aggregated total	9,383 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	7,868
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,868 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eric Pearson
2	Reason for the notification
a)	Position/status	Executive Vice President and Chief Information Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	10,575
d)	Aggregated information - Aggregated volume - Price - Aggregated total	10,575 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan Smits
2	Reason for the notification
a)	Position/status	Chief Executive, Asia, Middle East and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	15,016
d)	Aggregated information - Aggregated volume - Price - Aggregated total	15,016 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2014/16 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	7,842
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,842 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-22
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.2

InterContinental Hotels Group PLC

Transaction Notification

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive, Greater China
b)	Initial notification /Amendment	Initital
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £37.855	7,600
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,600 GBP £37.855 GBP £287,698.00
e)	Date of the transaction	2017-02-23
f)	Place of the transaction	XLON

Exhibit No: 99.3

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 24 February 2017 the following shares were transferred pursuant to the release of deferred shares under the Company's 2013 Annual Bonus Plan, following adjustments for tax and social security withholdings, to the following PDMRS:

Name of PDMR	Number of shares transferred
Richard Solomons	11,439
Paul Edgecliffe-Johnson	1,836
Keith Barr	4,728
Angela Brav	4,086
Yasmin Diamond	1,202
Kenneth Macpherson	2,438
Eric Pearson	4,114
Jan Smits	10,207
George Turner	4,177

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Solomons
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the release of deferred shares under the Company's 2013 Annual Bonus Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	11,439
d)	Aggregated information - Aggregated volume - Price - Aggregated total	11,439 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the release of deferred shares under the Company's 2013 Annual Bonus Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,836
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,836 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Commercial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the release of deferred shares under the Company's 2013 Annual Bonus Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,728
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,728 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Angela Brav
2	Reason for the notification
a)	Position/status	Chief Executive, Europe
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the release of deferred shares under the Company's 2013 Annual Bonus Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,086
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,086 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the release of deferred shares under the Company's 2013 Annual Bonus Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	1,202
d)	Aggregated information - Aggregated volume - Price - Aggregated total	1,202 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the release of deferred shares under the Company's 2013 Annual Bonus Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,438
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,438 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eric Pearson
2	Reason for the notification
a)	Position/status	Executive Vice President and Chief Information Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the release of deferred shares under the Company's 2013 Annual Bonus Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,114
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,114 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan Smits
2	Reason for the notification
a)	Position/status	Chief Executive, Asia, Middle East and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the release of deferred shares under the Company's 2013 Annual Bonus Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	10,207
d)	Aggregated information - Aggregated volume - Price - Aggregated total	10,207 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Shares transferred pursuant to the release of deferred shares under the Company's 2013 Annual Bonus Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	4,177
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,177 Nil consideration Nil consideration
e)	Date of the transaction	2017-02-24
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.4

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 27 February 2017 the following deferred shares were granted under the Company's 2016 Annual Performance Plan:

Name of PDMR	Number of shares granted
Richard Solomons	13,820
Paul Edgecliffe-Johnson	8,494
Keith Barr	7,713
Angela Brav	7,000
Federico Lalatta Costerbosa	3,696
Yasmin Diamond	2,774
Elie Maalouf	7,860
Kenneth Macpherson	6,181
Eric Pearson	7,278
Jan Smits	5,931
George Turner	5,590

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Solomons
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 13,820 free shares; the number of shares calculated by reference to a price of GBP37.69, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if Richard Solomons ceases employment with the Group before 27 February 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 8,494 free shares; the number of shares calculated by reference to a price of GBP37.69, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if Paul Edgecliffe-Johnson ceases employment with the Group before 27 February 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Commercial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 7,713 free shares; the number of shares calculated by reference to a price of GBP37.69, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if Keith Barr ceases employment with the Group before 27 February 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Angela Brav
2	Reason for the notification
a)	Position/status	Chief Executive, Europe
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 7,000 free shares; the number of shares calculated by reference to a price of GBP37.69, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if Angela Brav ceases employment with the Group before 27 February 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Federico Lalatta Costerbosa
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Strategy and Corporate Development
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 3,696 free shares; the number of shares calculated by reference to a price of GBP37.69, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if Federico Lalatta Costerbosa ceases employment with the Group before 27 February 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 2,774 free shares; the number of shares calculated by reference to a price of GBP37.69, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if Yasmin Diamond ceases employment with the Group before 27 February 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, The Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 7,860 free shares; the number of shares calculated by reference to a price of GBP37.69, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if Elie Maalouf ceases employment with the Group before 27 February 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 6,181 free shares; the number of shares calculated by reference to a price of GBP37.69, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if Kenneth Macpherson ceases employment with the Group before 27 February 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eric Pearson
2	Reason for the notification
a)	Position/status	Executive Vice President and Chief Information Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 7,278 free shares; the number of shares calculated by reference to a price of GBP37.69, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if Eric Pearson ceases employment with the Group before 27 February 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan Smits
2	Reason for the notification
a)	Position/status	Chief Executive, Asia, Middle East and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 5,931 free shares; the number of shares calculated by reference to a price of GBP37.69, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if Jan Smits ceases employment with the Group before 27 February 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-02-27
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Grant of deferred share awards under InterContinental Hotels Group PLC 2016 Annual Performance Plan (APP)
c)	Price(s) and volume(s)
Rights over a total of 5,590 free shares; the number of shares calculated by reference to a price of GBP37.69, being the MMQ of the Company's share price for the 3 days preceding the date of grant.

The award is conditional and may be forfeited if George Turner ceases employment with the Group before 27 February 2020.

d)	Aggregated information - Aggregated volume - Price	As noted in 4c above As noted in 4c above
e)	Date of the transaction	2017-02-27
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.5

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 28 February 2017, its issued share capital consists of 206,379,760 ordinary shares of 18 318/329 pence each with each share carrying the right to one vote. 7,945,545 ordinary shares are held in treasury following a transfer of 916,835 ordinary shares from the Company's treasury account to the Trustees of the InterContinental Hotels Group Employee Share Ownership Trust for no consideration on 21 February 2017. Therefore, the total number of voting rights in the Company is 198,434,215.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.6

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 2 March 2017 the following PDMRS disposed of InterContinental Hotels Group PLC shares:

Name of PDMR	Number of shares transferred
Paul Edgecliffe-Johnson	11,000
Angela Brav	8,396
Kenneth Macpherson	10,306
Jan Smits	15,016

The transaction notification for each PDMR can be found below.  This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GBOOBYXK6398
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £38.4022	11,000
d)	Aggregated information - Aggregated volume - Price - Aggregated total	11,000 GBP £38.4022 GBP £422,424.20
e)	Date of the transaction	2017-03-02
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Angela Brav
2	Reason for the notification
a)	Position/status	Chief Executive, Europe
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GBOOBYXK6398
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £38.4022	8,396
d)	Aggregated information - Aggregated volume - Price - Aggregated total	8,396 GBP £38.4022 GBP £322,424.87
e)	Date of the transaction	2017-03-02
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GBOOBYXK6398
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £38.4022	10,306
d)	Aggregated information - Aggregated volume - Price - Aggregated total	10,306 GBP £38.4022 GBP £395,773.07
e)	Date of the transaction	2017-03-02
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jan Smits
2	Reason for the notification
a)	Position/status	Chief Executive, Asia, Middle East and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GBOOBYXK6398
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £38.4022	15,016
d)	Aggregated information - Aggregated volume - Price - Aggregated total	15,016 GBP £38.4022 GBP £576,647.44
e)	Date of the transaction	2017-03-02
f)	Place of the transaction	XLON

Exhibit No: 99.7

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GBOOBYXK6398
b)	Nature of the transaction	Transfer
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		nil consideration	12,019
d)	Aggregated information - Aggregated volume - Price - Aggregated total	12,019 nil consideration nil consideration
e)	Date of the transaction	2017-03-02
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.8

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 9 March 2017 the following PDMRS disposed of InterContinental Hotels Group PLC shares:

Name of PDMR	Number of shares transferred
Angela Brav	3,677
Yasmin Diamond	4,391
Federico Lalatta Costerbosa	4,418

The transaction notification for each PDMR can be found below.  This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Angela Brav
2	Reason for the notification
a)	Position/status	Chief Executive, Europe
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £38.302116	3,677
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,677 GBP £38.302116 GBP £140,836.88
e)	Date of the transaction	2017-03-09
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £38.302116	4,391
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,391 GBP £38.302116 GBP £168,184.59
e)	Date of the transaction	2017-03-09
f)	Place of the transaction	XLON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Federico Lalatta Costerbosa
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Strategy and Corporate Development
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BYXK6398
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £38.302116	4,418
d)	Aggregated information - Aggregated volume - Price - Aggregated total	4,418 GBP £38.302116 GBP £169,218.75
e)	Date of the transaction	2017-03-09
f)	Place of the transaction	XLON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	17 March 2017